SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)(1)

                               KINARK CORPORATION
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                                (Name of issuer)

                          COMMON STOCK, $.10 PAR VALUE
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                         (Title of class of securities)

                                    494474109
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                                 (CUSIP number)

                             STEVEN WOLOSKY, ESQUIRE
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                OCTOBER 19, 1995
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).



         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 19 Pages)

                         Exhibit Index Appears on Page 8
--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
       1              NAME OF REPORTING PERSONS
                      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                    STEEL PARTNERS II, L.P.
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       2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
       3              SEC USE ONLY

--------------------------------------------------------------------------------
       4              SOURCE OF FUNDS*
                              PF
--------------------------------------------------------------------------------
       5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e)                        / /
--------------------------------------------------------------------------------
       6              CITIZENSHIP OR PLACE OR ORGANIZATION

                               DELAWARE
--------------------------------------------------------------------------------
      NUMBER OF                  7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                                    503,600
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                       ---------------------------------------------------------
                                 8          SHARED VOTING POWER

                                                     -0-
                       ---------------------------------------------------------
                                 9          SOLE DISPOSITIVE POWER

                                                     503,600
                       ---------------------------------------------------------
                                10          SHARED DISPOSITIVE POWER

                                                     -0-
--------------------------------------------------------------------------------
      11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                               503,600
--------------------------------------------------------------------------------
      12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*                                   / /
--------------------------------------------------------------------------------
      13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  13.4%
--------------------------------------------------------------------------------
      14              TYPE OF REPORTING PERSON*

                               PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
       1              NAME OF REPORTING PERSONS
                      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                     STEEL PARTNERS SERVICES, LTD.
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       2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
       3              SEC USE ONLY

--------------------------------------------------------------------------------
       4              SOURCE OF FUNDS*
                              OO
--------------------------------------------------------------------------------
       5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e)                        / /
--------------------------------------------------------------------------------
       6              CITIZENSHIP OR PLACE OR ORGANIZATION

                                  NEW YORK
--------------------------------------------------------------------------------
      NUMBER OF               7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                              27,500(2)
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                       ---------------------------------------------------------
                              8          SHARED VOTING POWER

                                               -0-
                       ---------------------------------------------------------
                              9          SOLE DISPOSITIVE POWER

                                               27,500(2)
                       ---------------------------------------------------------
                             10          SHARED DISPOSITIVE POWER

                                                  -0-
--------------------------------------------------------------------------------
      11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                              27,500(2)
--------------------------------------------------------------------------------
      12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*                                   / /
--------------------------------------------------------------------------------
      13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                .7%
--------------------------------------------------------------------------------
      14              TYPE OF REPORTING PERSON*

                                 CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
     (2) Represents Shares in a securities portfolio owned by a foreign investment company that is managed on a discretionary basis by Steel Partners Services, Ltd.

================================================================================
       1              NAME OF REPORTING PERSONS
                      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                          WARREN LICHTENSTEIN
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       2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
       3              SEC USE ONLY

--------------------------------------------------------------------------------
       4              SOURCE OF FUNDS*
                             PF, OO
--------------------------------------------------------------------------------
       5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e)                         / /
--------------------------------------------------------------------------------
       6              CITIZENSHIP OR PLACE OR ORGANIZATION

                              USA
--------------------------------------------------------------------------------
      NUMBER OF               7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                              531,150(3)
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                       ---------------------------------------------------------
                              8          SHARED VOTING POWER

                                                  - 0 -
                       ---------------------------------------------------------
                              9          SOLE DISPOSITIVE POWER

                                                  531,150(3)
                       ---------------------------------------------------------
                             10          SHARED DISPOSITIVE POWER

                                                  - 0 -
--------------------------------------------------------------------------------
        11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                                531,150(3)
--------------------------------------------------------------------------------
       12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*                                       / /
--------------------------------------------------------------------------------
       13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   14.2%
--------------------------------------------------------------------------------
       14             TYPE OF REPORTING PERSON*

                               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
     (3) Includes 503,600 Shares owned by Steel Partners II, L.P. and 27,500 Shares managed by Steel Partners Services, Ltd., entities controlled by Warren
G. Lichtenstein and Lawrence Butler.

================================================================================
       1              NAME OF REPORTING PERSONS
                      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                           LAWRENCE BUTLER
--------------------------------------------------------------------------------
       2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
       3              SEC USE ONLY

--------------------------------------------------------------------------------
       4              SOURCE OF FUNDS*
                               PF, OO
--------------------------------------------------------------------------------
       5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEM 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
       6              CITIZENSHIP OR PLACE OR ORGANIZATION

                               USA
--------------------------------------------------------------------------------
      NUMBER OF               7          SOLE VOTING POWER
        SHARES
     BENEFICIALLY                              533,100(4)
       OWNED BY
         EACH
      REPORTING
     PERSON WITH
                       ---------------------------------------------------------
                                 8       SHARED VOTING POWER

                                                  - 0 -
                       ---------------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                                 533,100(4)
                       ---------------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

                                                  - 0 -
--------------------------------------------------------------------------------
       11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                              533,100(4)
--------------------------------------------------------------------------------
       12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES*                                        / /
--------------------------------------------------------------------------------
       13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   14.2%
--------------------------------------------------------------------------------
       14             TYPE OF REPORTING PERSON*

                               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
     (4) Includes 503,600 Shares owned by Steel Partners II, L.P. and 27,500 Shares managed by Steel Partners Services, Ltd., entities controlled by Warren
G. Lichtenstein and Lawrence Butler.

     This constitutes Amendment No. 5 ("Amendment No. 5") to Schedule 13D filed by the undersigned on March 25, 1995 (the "Schedule 13D"). Except as specifically amended by this Amendment No. 5, the Schedule 13D, as amended, remains in full force and effect. Defined terms shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

     Item 4 is amended to include the following:

Item 4.  Purpose of Transaction.



    The Reporting Persons met with the Board of Directors of the Issuer on October 16, 1995. At the meeting, the Reporting Persons presented a further financing proposal to the Board and answered each of the Board's questions with respect thereto. The Board, in a letter dated October 17, 1995 (a copy of which is attached hereto), requested the Reporting Persons to put the terms of their further proposal in writing and to be available for questions from the Issuer on the afternoon of October 23, 1995. The Reporting Persons delivered a written copy of such financing proposal to the Issuer on October 19, 1995 by letter (a copy of which is attached hereto). An officer of the Issuer contacted the Reporting Persons on October 23, 1995 to advise them that the Issuer had established a Special Committee of the Board of Directors, and that the Special Committee would contact the Reporting Persons regarding their further financing proposal.

Item 7.  Material to be Filed as Exhibits.

         1.  Joint Filing Agreement (previously filed).

         2. Letter sent by the Reporting Persons to the Issuer on September 13, 1995 with attached Term Sheet for the proposed debt and equity financing referred to in Item 4 (previously filed).

         3. Letter sent by counsel to the Reporting Persons to the Issuer on October 2, 1995 (previously filed).

         4. Letter sent by the Issuer to the Reporting Persons on October 17, 1995.

         5. Response sent by the Reporting Persons to the Issuer on October 19, 1995.

                                   SIGNATURES

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 24, 1995                 STEEL PARTNERS II, L.P.

                                         By:  Steel Partners  Associates, L.P.
                                              General Partner

                                         By:  Steel  Partners, Ltd. General
                                              Partner


                                         By:  /s/ Warren G. Lichtenstein
                                              ---------------------------
                                                  Warren G. Lichtenstein,
                                                  Chief Executive Officer


                                         STEEL PARTNERS SERVICES, LTD.



                                         By: /s/ Warren G. Lichtenstein
                                             ---------------------------
                                                 Warren G. Lichtenstein,
                                                 Chief Executive Officer


                                             /s/ Warren G. Lichtenstein
                                             ---------------------------
                                                 WARREN G. LICHTENSTEIN


                                             /s/ Lawrence Butler
                                             ---------------------------
                                                 LAWRENCE BUTLER

                                  EXHIBIT INDEX


Exhibit                                                         Page

1.       Joint Filing Agreement                            previously filed

2.       Letter sent by the Reporting Persons              previously filed
         to the Issuer on September 13, 1995
         with attached Term Sheet for the
         proposed debt and equity financing

3.       Letter sent by Counsel to the                     previously filed
         Reporting Persons to the Issuer on
         October 2, 1995

4.       Letter sent by the Issuer to the
         Reporting Persons on October 17,
         1995.

5.       Response sent by the Reporting
         Persons to the Issuer on October 19,
         1995.